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SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

DIRECT DIAL NUMBER 212-455-2948	FACSIMILE (212) 455-2502	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

May 19, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	KKR Financial Corp. Registration Statement on Form S-11 File No. 333-124103
Registration Statement on Form S-11 File No. 333-124135

Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoffrey M. Ossias

Dear Mr. Ossias:

        On behalf of KKR Financial Corp. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 13, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-11 filed on April 15, 2005 (the "IPO Registration Statement") and Registration Statement on Form S-11 filed on April 18, 2005 (the "Shelf Registration Statement", and together with the IPO Registration Statement, the "Registration Statements"). We have revised the IPO Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 1 to the IPO Registration Statement ("Amendment No. 1"), which reflects these revisions and updates a limited amount of other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter and we have retyped the text of the Staff's comments below. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-11 filed April 15, 2005

Form S-11 filed on April 18, 2005 (Shelf Registration)

1.
Please note that we will monitor your Form S-11 shelf registration, filed on April 18, 2005, for compliance with comments on your Form S-11 filed on April 15, 2005. Also, we may have additional comments once you have identified your selling stockholders.

  The Company intends to revise the Shelf Registration Statement in response to the comment letter and any subsequent comments from the Staff once we have confirmation that the revisions to the IPO Registration Statement adequately address the Staff's comments. Furthermore, the Company advises the Staff that it has identified the selling stockholders in the selling stockholder table on pages 127.

Form S-11 filed on April 15, 2005 General

Comments

2.
Disclosure at the bottom of page 65 indicates that as of March 31, 2005 you had mortgage loans and securities totaling $3.5 billion that you believe meet the intent and definition of qualifying real estate assets for purposes of the 55% requirement under Section 3(c)(5)(C) of the Investment Company Act. We further note disclosure that you require $3.7 billion of such assets in order to meet the test, $200 million more than you currently have. Supplementally, please provide a detailed analysis of your portfolio and how it meets this test.

  The Company respectfully advises the Staff that it intends to operate its business so that it is primarily engaged in holding mortgage loans and interests in mortgage loans and to qualify for the exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the "Investment Company Act"). Specifically, the Company intends to invest at least 55% of its assets in residential mortgage loans and other assets that constitute "qualifying assets" for the 55% test. An additional 25% of its assets will be qualifying assets or other real estate-related assets, such as mortgage-backed securities that are not considered qualifying assets.

  At the moment, the Company has not deployed its resources to satisfy these tests, but the Company has a plan in place, approved by the board of directors of the Company (the "Board"), to invest in assets satisfying the foregoing tests in full no later than one year after the Company was formed.

  A detailed analysis provided to the staff on a supplemental basis, shows the assets that the Company currently owns that it classifies as qualifying assets for the 55% test and real estate-related assets for the 25% test.

  In the case of Bear Stearns ARM Trust 2005-2 ("BSARM"), as an economic matter, the Company owns a large pool of mortgage loans. To obtain better financing for the loans, the Company decided not to purchase them as whole loans, but to require that they first be placed into an owner trust, and that it purchase the owner trust certificate (the equity in the owner trust) along with all of the debt securities issued by the owner trust. Accordingly, the Company owns 100% of the securities backed by the mortgage loans in the owner trust. A third party servicer services the mortgage loans on the Company's behalf. When any loan in the pool becomes 60 days delinquent, the servicer makes a preliminary determination whether to foreclose on the loan or to pursue alternatives to foreclosure. The servicer shares the recommendation with the Company. If the Company agrees (or fails to disagree within a period of time), then the servicer proceeds with its original course of action. If the Company disagrees with the decision of the servicer, it is permitted to purchase the loan out of the pool at its then fair market value, whereupon it can foreclose or pursue alternatives at the Company's option. Thus, the Company has the right, without the consent of any other party, to foreclose upon any loan that becomes delinquent.

  A similar approach was taken in the Structured Asset Mortgage Investments II 2004-AR8 ("SAMI") transaction. In this case the Company was interested in purchasing a pool of mortgage loans, but decided, in essence, to purchase only about 47% of the pool. The remaining interests, about 53%, were sold to third parties. The Company, however, is at risk for losses on all the mortgage loans in the pool. Losses on the loans are allocated to Class B-6 until the balance of that class is reduced to zero, and then to Class B-5, until its balance is reduced to zero, and so on to Class B-4, Class B-3, Class B-2, and then to Class B-1. In the unlikely event that losses occur after all of the Class B Securities have been reduced to zero, those losses are allocated to the Class M Securities, which the Company also owns. The rating agencies have rated the remaining classes, of which the Company owns a significant portion, AAA, which means that they do not anticipate losses ever being so great as to be allocated to those classes.

  The Company, like any owner of mortgage loans, has been cautious about being able to protect itself from those losses. An experienced servicer is servicing the mortgage loans on behalf of the trust. Like in the BSARM transaction, whenever a loan becomes 60 days delinquent, the servicer recommends foreclosure or an alternative to the Company, as holder of the most subordinated class of securities that is outstanding at that time. If the Company agrees with the recommendation, the servicer proceeds. If the Company disagrees, it can purchase the loan from the pool at its fair market value and foreclose upon it or pursue alternatives of the Company's choosing. In this manner, the Company can determine the best way to protect itself from losses. The Company has the right, without the consent of any other party, to foreclose upon delinquent loans.

  The transaction documents for the SAMI securitization reflect the Company's foreclosure rights as belonging to the Company as the owner of the most subordinated class of securities, which was Class B-6 at closing and remains Class B-6. If losses eliminate Class B-6, then the foreclosure rights will belong to the Company as the majority holder of Class B-5. It is important to note that, if the Company desired, it could have purchased all of its interests in the SAMI securitization in the form of a single certificate coupled with foreclosure rights. However, to avail itself of more favorable financing terms, it requested that SAMI divide its interests into eight separate classes, each with a separate credit rating. In the Company's view this does not change the fact that it is at risk of loss on the underlying mortgage loans to the full extent of its investment in all of the classes it purchased, and that it has obtained foreclosure rights to enable it to control the variables that increase the severity of losses that it might suffer.

  The remaining qualifying assets listed on the analysis, provided to the Staff on a supplemental basis, are whole mortgage loans that the Company owns; they have not been securitized. The Company has hired third party servicers to service the loans. The Company considers these mortgage loans to be qualifying assets for the 55% test.

  The analysis, provided to the Staff on a supplemental basis also includes a listing of other assets that are real estate-related, and thus qualify for the 25% test, but do not constitute "qualifying assets" for the 55% test. These additional assets include some residential mortgage-backed securities that are not qualifying assets because the Company does not have foreclosure rights associated with them and because they are not "whole pool" securities, commercial mortgage-backed securities that do not qualify for the 55% test for similar reasons, commercial real estate mezzanine loans, and REIT preferred stocks.

3.
Supplementally, please provide us with all diagrams, pictures and graphic information to be used in the prospectus. We may have additional comments.

  In response to the Staff's comment, the Company will supplementally provide to the Staff all diagrams, pictures and graphic information, if any, to be used in the prospectus when such materials become available.

4.
We note that you intend to offer shares overseas. Supplementally, please tell us the exemption from U.S. registration upon which you intend to rely.

  In response to the Staff's comment, the Company respectfully advises the Staff that all of the shares to be sold in this offering, including any shares that may be offered overseas, will be registered pursuant to the IPO Registration Statement.

Summary, page 1

5.
In order to ensure consistency, please conform your business section and other parts of your prospectus to changes made in response to the comments on your summary.

  In response to the Staff's comment, the Company has conformed the business section and other relevant parts of the IPO Registration Statement to the changes made in the summary of the IPO Registration Statement.

6.
Where relevant, please discuss the fact (from page 141) that you have filed a separate resale registration statement and indicate the size of that offering.

  In response to the Staff's comment, the Company has revised the disclosure on the cover of the IPO Registration Statement and on page 1.

7.
Please remove cross references from your summary and risk factors sections. Material information should be included.

  In response to the Staff's comment, the Company has removed the cross references from the summary and risk factors sections.

8.
We note your disclosure in italics that the summary highlights "some" of the information in the "prospectus." Please revise to make it clear that the summary highlights the key aspects of the offering. Refer to the instruction to Item 503(a) of Reg. S-K.

  In response to the Staff's comment, the Company has revised the disclosure on page 1.

9.
Please include a separate section describing briefly how you derive income from the bulk of your investments (i.e., the interest rate spread) and the risks posed by a rising rate environment and continued inflation (i.e., prepayment and default and a decreasing spread). Discuss briefly the magnified risks associated with leverage, the costs associated with and practical limitations on hedging, and the continuing impact of fixed management fees that are not tied to performance. The object of this section should be to give investors an idea of the mechanics of your business in light of the dominant risks to it.

  In response to the Staff's comment, the Company has revised the disclosure on pages 6 and 99.

Our Company, page 1

10.
We note that you "believe" that your investment strategy "allows" you to generate cash for dividends, provide "competitive total returns" to your investors, and mitigate risk through diversification. Please balance this disclosure by making it clear that:

•
your belief applies only to future dividends and capital appreciation, which are not guaranteed;

•
your belief is not based on your operating history or REIT experience, which is "limited" (in fact, your manager was formed only in July 2004); and

•
not all of your portfolio risk will or can be mitigated through asset allocation. On this note, please provide summary disclosure here of the characteristics of your portfolio that suggest areas of exposure. For instance, we note that more than 80% of your investments are residential in nature. Moreover, the bulk of these investments are in securities, as opposed to actual loans. Finally, please consider whether the investments are geographically concentrated in any way.

  On a supplemental basis only, please tell us what your beliefs are based on, in light of the foregoing.

  In response to the Staff's comment, the Company has revised the disclosure on pages 1, 48, 78 and 79. Such disclosure includes the topics requested by the Staff and no longer expresses a "belief" as to the results of our future operations.

11.
We note the summary discussion of your results for the first quarter of 2005. Please omit this in favor of the more detailed and balanced disclosure in your MD&A.

  In response to the Staff's comment, the Company has revised the disclosure on page 1.

12.
To complement your asset description:

•
please disclose key strategic objectives for various asset categories (such as your leverage ratio, hedge correlation, weighted average rating factor, weighted average FICO score, weighted average loan-to-value ratio, target debt rating) and explain how they diverge from your current portfolio, if at all;

  •
  please describe, in summary form, the other key aspects of your portfolio, including weighted average maturities and interest rates and prepayment and default rates; and

  •
  please provide summary disclosure of your liabilities and other obligations, including the types and amounts of financing and hedging mechanisms currently in use.

  In response to the Staff's comment, the Company has revised the disclosure on pages 1, 2, 3, 4 and 5.

Competitive Strengths, page 2

13.
We note that this section duplicates disclosure in your business section, beginning on page 75. Since your summary should focus on the key aspects of the offering and not merely repeat general information that can be found elsewhere in the prospectus, please omit this section. Refer to the instruction to Item 503(a) of Reg. S-K. Also, in general, please avoid aggregating the experience of management.

  In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 2 to present the Company's competitive strengths in summary form and to eliminate the aggregation of management experience.

Our Financing Strategy, page 4

14.
Please explain briefly the difference between, and when you intend to use, term or non-term financing.

  In response to the Staff's comment, the Company has revised the disclosure on page 5.

Management Agreement, page 5

15.
Please explain on page 6 the difference between "cause" and, from page 5, "unsatisfactory performance" that is materially detrimental to you, which does not, apparently, constitute cause.

  In response to the Staff's comment, the Company has revised the disclosure on page 7.

16.
Please disclose how your management fees compare to the fees charged by other investment managers in this area.

  In response to the Staff's comment, the Company has revised the disclosure on pages 7, 8 and 109.

17.
On page 6, please disclose the strike price of the options issued to the manager and when they vest. Also, disclose the compensation charge associated with the issuance of restricted stock to the manager.

  In response to the Staff's comment, the Company has revised the disclosure on page 8.

Conflicts of Interest, page 7

18.
Please revise your discussion to identify your shared officers and the affiliations between your directors and your manager. To the extent possible, please quantify the interest in you held by each of these individuals and the interest held by each of these individuals in any entities (such as the manager and KKR) that may benefit from their association with you. In addition, please discuss:

•
that your manager and affiliated companies and individuals hold 18.9% of your common stock (see page 5);

•
that your management agreement may not be terminated without payment of a fee (please quantify) even in the event that your manager charges you unfairly or performs in an "unsatisfactory" manner that is "materially detrimental" to you (see page 5);

  •
  that the management agreement was negotiated by related parties and thus may not reflect the most advantageous terms for your investors;

  •
  that your manager owes no fiduciary obligations to your investors, has sole discretion to allocate investment opportunities (if true) and that you will indemnify your manager for actions in connection with the management agreement (see page 95);

  •
  that your manager may work with any KKR portfolio company, even one engaged in business in real estate (indicate whether any of KKR's companies are currently in such an area and, if so, which ones);

  •
  that your manager will receive a part of the April dividend (please quantify) and any future dividends or distributions; and

  •
  the April dividend to shareholders affiliated with your manager.

  In response to the Staff's comment, the Company has revised the disclosure on pages 8 and 9. As KKR Financial Advisors LLC (the "Manager") does not presently contemplate being engaged to manage or advise any portfolio companies controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), the Company respectfully submits that the present disclosure relating to competing opportunities appropriately addresses the specific risk.

19.
Please include a separate discussion of conflicts of interest as a result of your relationship with your underwriters. In this regard, we note from page 38 that "certain" of your underwriters and their affiliates have provided you with financing and will receive proceeds from this offering. In your discussion please describe these arrangements (including the identity of the underwriters involved) and quantify proceeds to be received by them. Also, please describe any other relationship with your underwriters which could undermine their due diligence obligations, including, from page 154, your ongoing relationship with underwriters' counsel.

  In response to the Staff's comment, the Company has revised the disclosure on page 123. The Company respectfully submits that it would not be helpful to investors to locate such disclosure in the summary or risk factors sections. The Company does not believe that its conflicts of interests as a result of the Company's relationship with its underwriters are a material risk to investors such as to require further disclosure earlier in the prospectus.

  In addition, the Company respectfully advises the Staff that underwriters' counsel has a nationally-recognized practice representing underwriters in public offerings of securities. Neither the Company, the underwriters or such counsel believe that such relationship in any way undermines the underwriters' ability to discharge their due diligence obligation.

20.
Supplementally, please advise us whether the issuers and underwriters of any of the securities that you will purchase or have purchased are affiliated with any of your underwriters.

  The Company has purchased securities issued by entities affiliated with or organized by some of the underwriters and the Company has purchased securities underwritten by some of the underwriters. All of these securities have been purchased by the Company in the ordinary course of its business. In that regard, as of March 31, 2005, the Company's investments included residential mortgage backed securities ("RMBS") with an aggregate amortized cost of approximately $3,468,280,000 issued by entities affiliated with or organized by Bear, Stearns & Co. Inc., RMBS with an aggregate amortized cost of approximately $37,811,000 issued by an entity affiliated with or organized by Citigroup Global Markets Inc., RMBS with an aggregate amortized cost of approximately $74,680,000 issued by an entity affiliated with Lehman Brothers Inc. and approximately 160,000 shares of common stock (with a market value of approximately $5.5 million) issued by JPMorgan Chase & Co., the parent company of J.P. Morgan Securities Inc. The Company respectfully submits that specific quantitative information regarding securities underwritten by the underwriters would be exceedingly time consuming to produce given the ordinary course nature of such activities.

Risk Factors, page 14

21.
Where relevant, and only to the extent material, please discuss:

•
risk related to any reliance on sub-prime lending and junk bonds (we note from pages 3 and 4 that you may make such investments in the future);

•
risk related to the shorter-than-usual (60-day) lockup period to which holders with registration rights shall be subject (see page 9);

•
risk related to conflicts with your underwriters and their due diligence obligations (see page 38);

•
risk related to your reliance on non-agency loans or forms of risk correlation (such as residential versus commercial loans and any geographic concentration of your loans);

•
risk related to changes in the tax code that may make owning REIT shares comparatively less attractive (including relevant sunset provisions);

•
risk related to the fact that you will not have a full time attention of your CEO, general counsel, or any other employee of your manager except for a CFO (see page 96);

•
risk related to the fact that your board will have only five days to review your manager's own calculation of its incentive fee (as opposed to 20 days for the base management fee) (see page 98);

•
risk (such as lower dividend payments) related to your ability to retain earnings in your TRSs, including the ones formed for your completed and anticipated CLO transactions (see page 117);

•
risk related to the tax treatment of offshore TRSs engaged in securities transactions, including the qualification of income generated by these TRSs for purposes of REIT qualification and the tax treatment of asset transfers to them made by you, as described on pages 120 and 122;

•
risk related to future classification of your board, as this may make it more difficult for shareholders to effect changes to your board (in this regard, we note from page 147 that you appear to be set to adopt a classified board);

•
risk related to your reliance on the due diligence efforts of parties from whom you have acquired your investments;

•
risk related to limitations on the rating agencies ability to reliably assess the quality of debt offerings or the possibility that ratings may be lowered or withdrawn;

•
risk related to the fact that your manager receives a base fee regardless of whether it achieves capital appreciation or growth in income (see page 6); and

•
risk related to the increased difficulty of predicting prepayment rates in an environment of materially rising (or falling) interest rates (see page 45).

  In response to the Staff's comment, the Company has revised the disclosure on pages 16 and 28 to expand existing risk factors and include risk factors relating to sub-prime lending, tax, non-agency and non-conforming loans and the geographic concentration of our investment portfolio. The Company respectfully advises the Staff that it believes the additional risks stated above are not material to its business.

22.
Titles of the following risk factors fail to identify specific risks. Please revise accordingly:

•
"We are dependent upon our Manager's personnel. . ." (page 14);

  •
  "Our financial condition and results of operations. . ." (page 18);

  •
  "If we engage in securitizations, we may be exposed. . ." (page 19); and

  •
  "The amount of our distributions will depend upon. . ." (page 30).

  In response to the Staff's comment, the Company has revised the disclosure on pages 16, 20, 22 and 34.

Risks Related to Our Management and Our Relationship with Our Manager, Page 14

There are potential conflicts of interest. . . Page 15

23.
Please enhance your discussion of conflicts in light of additional information provided in your summary and be more specific as to the identities of people with conflicts and the nature of those conflicts.

  In response to the Staff's comment, the Company has revised the disclosure on pages 17, 18, 111 and 120. The Company respectfully submits that the other additional information provided in the summary is addressed by existing risk factors.

Termination by us of the management agreement. . ., page 15

24.
Please relocate disclosure on page 16, regarding your manager's ability to work with competitors, to the discussion of conflicts of interest and disclose whether any of the portfolio companies in funds currently controlled by KKR compete with you. With regard to the allocation of overlapping investment opportunities, please indicate whether such allocation is at the discretion of your manager and remove mitigating language.

  In response to the Staff's comment, the Company has revised the disclosure on page 18.

Certain of our investments way create a conflict. . ., page 16

25.
Please explain the nature of this risk in more detail.

  In response to the Staff's comment, the Company has revised the disclosure on pages 18 and 19.

Risks Related to Our Operations and Business Strategy. . ., page 17

We have a limited operating history. . ., page 17

26.
Please break the second paragraph out into a separate risk factor and explain in detail the material weaknesses identified by your accountants.

  In response to the Staff's comment, the Company has revised the disclosure on page 20.

If we engage in securitizations. . ., Page 19

27.
Please discuss risk related to gain-on-sale accounting for your securitizations, including the future impairment of portfolio securities, to the extent you intend to rely on such accounting.

  In response to the Staff's comment, the Company has revised the disclosure on page 22.

We are highly dependent on information systems. . ., page-22

28.
Please explain these systems in more detail and the nature of the risk to them and, therefore, to you.

  The Company advises the Staff that it has deleted this risk factor as the Company believes that the risk addressed by this risk factor was not material to the Company nor specific to its business.

Risks Related to Our Investments, page 22

A prolonged economic slowdown. . ., page 27

29.
Please explain how falling real estate values could hurt your investors.

        In response to the Staff's comment, the Company has revised the disclosure on page 30.

Shares eligible for future sale could depress. . ., page 29

30.
Supplementally, please confirm whether you will include (here and on page 148) your vested option grants in these calculations. It appears to us that grants to your manager begin vesting in August 2005.

The Company respectfully advises the Staff that the portion of the stock options granted to our Manager that vest in August 2005 will be included in the calculations on pages 32 and 164.

Tax Risks, page 33

Your investment has various federal. . ., page 33

31.
Please describe the material risks.

In response to the Staff's comment, the Company has revised the disclosure and removed this risk factor and replaced the risk factor with expanded disclosure of the key risks on pages 39 through 40.

Our ownership of and relationship with. . ., page 35

32.
On page 36, in the first full paragraph, please remove the mitigating language.

        In response to the Staff's comment, the Company has revised the disclosure on page 39.

Use of Proceeds, page 38

33.
We note from here and page 9 your intended use of proceeds for debt repayment. Please provide the disclosure required by instruction 4 to Item 504 of Reg. S-K.

        In response to the Staff's comment, the Company has revised the disclosure on pages 11 and 42.

Institutional Trading of Our Common Stock, page 39

34.
Please provide the high and low prices for each quarterly period and as of the most recent practicable date, to the extent there has been trading since March 31, 2004.

        In response to the Staff's comment, the Company has revised the disclosure on page 43.

Distribution Policy, page 40

35.
Here and on page 11, where you disclose your April dividend, please make it clear that this dividend does not in any way: (1) guarantee that you will issue future dividends or, (2) in the event that you issue future dividends, provide investors with any kind of guidance as to the amount of such dividends.

In response to the Staff's comment, the Company has revised the disclosure on pages 13, 44 and 67.

MD&A, Page 44

36.
Where relevant, please define:

•
the difference between loans and securities;

•
the difference between amortized cost and dollar price;

  •
  the significance of WARF and LTV to your business (i.e., how an investor should view changes in these indicators);

  •
  all of the rates used to describe your investment repricing, discussed on pages 57-60; and

  •
  "weighted average cost," and the difference between par and weighted average cost discussed on page 61.

In response to the Staff's comment, the Company has revised the disclosure on pages 48, 49, 55, 61, 63, 64 and 66.

37.
Where relevant, please explain the purpose of each of your TRSs.

        In response to the Staff's comment, The Company has revised the disclosure on pages 54 and 55.

Executive Overview, page 44

38.
Please update the first paragraph to reflect total investments to date. Also, from page 44, please explain why the table excludes your investment in common and preferred stock.

        In response to the Staff's comment, the Company has revised the disclosure on page 48.

Critical Accounting Policies, page 45

39.
Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to prepayments could have a material impact on revenues and changes in assumptions for the purposes of recording stock-based compensation could have an impact on expenses. Please revise your disclosure accordingly. We refer you to SEC Release 33-8350.

        In response to the Staff's comment, the Company has revised the disclosure on pages 50, 51, 52 and 53.

Results of Operations, page 48

40.
Please indicate how much money is left to deploy.

        In response to the Staff's comment, the Company has revised the disclosure on page 53.

41.
With regard to your residential investments, please disclose whether any portion is retail in nature, such as investment property and multi-unit housing.

Also, please disclose what portion of your loans are non-conforming. With regard to your commercial investments, please disclose any industries in which you have a material interest (i.e., hotels) or indicate that you do not have a material interest in any one industry.

        In response to the Staff's comment, the Company has revised the disclosure on pages 58, 59 and 60.

Results of Operations—For the Quarter Ended March 31, 2005, pages 48

42.
Please explain in more detail how the management base fee was calculated, explain why no incentive fee was earned in this period, and discuss expectations regarding your management fees and share-based compensation going forward, as you complete ramp-up.

        In response to the Staff's comment, the Company has revised the disclosure on pages 54 and 55.

Results of Operations—Investment Portfolio, page 51

43.
Please disclose the companies in which you hold preferred and common stock, and quantify your investment (and unrealized loss or gain) in each. Are any of these companies affiliated with your manager?

        In response to the Staff's comment, the Company has revised the disclosure on page 49.

44.
Please explain the increased fair value of your floating-rate investments and decreased fair value of your hybrid-rate investments, indicate whether these changes were in line with your expectations and discuss interest rate trends apparent to you from these changes. Discuss the continuing impact on your portfolio is these trends continue. Also, please provide footnote disclosure here of how you calculate fair value.

        In response to the Staff's comment, the Company has revised the disclosure on pages 55 and 56.

Results of Operations—Asset Quality, page 52

45.
Please explain and quantify what you mean by "credit spread tightening."

        In response to the Staff's comment, the Company has revised the disclosure on page 51.

46.
Please discuss the significance for your investors of changes in your key indicators (WARF, FICO, LTV) and any future trends apparent from them. Also, please discuss the reason for differences in these indicators between hybrid and non-hybrid securities.

        In response to the Staff's comment, the Company has revised the disclosure on pages 57 and 59.

47.
On page 55, in discussing the increase in unrealized losses from your corporate and commercial real estate debt securities, please explain briefly why you believe there was a "significant" sell-off in the high yield market.

        In response to the Staff's comment, the Company has revised the disclosure on page 61.

48.
In discussing your repricing information, please explain the significance to investors of changes in key measurements.

        In response to the Staff's comment, the Company has revised the disclosure on pages 63, 64 and 65.

Stockholders' Equity, page 61

49.
Please clarify how you intend to fund your April distribution with operating cash flows when you have generated cash losses on a cumulative basis since inception per page F-6.

        In response to the Staff's comment, the Company has revised the disclosure on page 72.

Liquidity and Capital Resources, page 62

50.
Please disclose the amount at risk in each of your repurchase agreements.

        In response to the Staff's comment, the Company has revised the disclosure on page 70.

51.
Please disclose here the proceeds for your August 2004 private placement. Also, where relevant, please discuss the $300 million warehouse loan disclosed on page F-16.

        In response to the Staff's comment, the Company has revised the disclosure on pages 69 and 70.

52.
We note that you have issued and plan to issue additional collateralized loan obligations. We further note the recent listing of CLO 2005-1 debt securities on the Irish Stock Exchange. See Irish Stock Exchange Official List Notice, May 4, 2005. Supplementally, please tell us the exemption from registration on which you are relying.

The Company advises the Staff that all offerings of collateralized loan obligations by the Company or any subsidiary of the Company are currently structured to be exempt from registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act") by only offering such securities (i) to qualified institutional buyers in compliance with Rule 144A under the Securities Act, (ii) to a limited number of accredited investors and (iii) outside the United States in compliance with Regulation S under the Securities Act. In addition, none of the issuers has been nor will be registered under the Investment Company Act, in reliance on the exemption provided by Section 3(c)(7) thereof.

53.
With respect to your initial CLO transaction (CLO 2005-1, closed in the first quarter) please disclose where the assets underlying that transaction came from. If you sold all of the assets to the CLO entity, please explain when, how and from whom, you acquired them. See page 122.

        In response to the Staff's comment, the Company has revised the disclosure on page 69.

54.
We note from page F-16 that you retained $227 million from the issuance by CLO 2005-1 (which you have elected to treat as a TRS). Please confirm the portion retained that consists of non-rated subordinated debt. Please confirm whether your TRS will continue to hold these securities and discuss any restrictions on its ability to make distributions to you. Also, please discuss the timing, size and nature of the second CLO transaction (CLO 2005-2) that you intend to undertake (see page 117). In this regard, we note from page 122 that you appear to have already sold loans to the CLO 2005-2 entity (which will also become one of your TRSs).

        In response to the Staff's comment, the Company has revised the disclosure on page 69.

55.
Where relevant, please discuss the demand loan referred to on page 64. Also, please discuss your history of payments or current obligations to your manager, any payments made in connection with or obligations resulting from derivatives or other hedging transactions, and your April dividend.

In response to the Staff's comment, the Company has revised the disclosure on pages 54, 55, 68, 71 and 72.

56.
Please explain the basis for your belief that you will have sufficient capital to meet your needs, including dividends, in light of your lack of operating history.

        In response to the Staff's comment, the Company has revised the disclosure on page 68.

Off-Balance Sheet Commitments, page 63

        57. Please describe these commitments with more specificity.

        In response to the Staff's comment, the Company has revised the disclosure on page 71.

Contractual Obligations, page 64

58.
Please confirm supplementally that you are not obligated to make fixed-rate payments under your derivative contracts. If you are, please consider adding these to your table.

The Company respectfully advises the Staff that it is obligated to make fixed-rate payments under its derivative contracts and has revised the disclosure on page 71.

REIT and Investment Company Act Matters, page 64

59.
We note from page 65 that you had $14.4 million in REIT taxable income. We further note that you distributed $10.3 million in April to your shareholders. This comes to roughly 70% of REIT income. Where relevant, disclose how you determined to make this level of dividend and why.

        In response to the Staff's comment, the Company has revised the disclosure on page 72.

Reconciliation of Reported Net Income (Loss) to REIT Taxable Income (Loss), page 65

60.
Amend to disclose all information required by Item 10(e) of Regulation S-K. In that regard, provide a statement disclosing the reasons why management believes that the presentation of non-GAAP financial measure provides useful information to investors and the purposes for which management uses the non-GAAP financial measure.

        In response to the Staff's comment, the Company has revised the disclosure on page 72.

Quantitative and Qualitative Disclosures About Market Risk, page 66

61.
Please provide investors with a more straightforward analysis of your current sensitivity to rate hikes by use of an example (consider analyzing the impact on the return from your portfolio of a 100-basis point increase in interest rates, net of hedging, and explain the mechanics of the result).

        In response to the Staff's comment, the Company has revised the disclosure on pages 75 and 76.

Interest Rate Risk, page 66

62.
In light of your disclosure on page 23, please expand your discussion to disclose the fair value risk associated with your investments. Refer to Item 305 of Regulation S-K.

        In response to the Staff's comment, the Company has revised the disclosure on pages 75 and 76.

Our Company, page 69

63.
Where relevant, and only to the extent applicable, please provide the disclosure required by Item 1(b) of Form S-11.

        In response to the Staff's comment, the Company has revised the disclosure on the cover of the prospectus.

64.
Where relevant, please provide the name and occupations in the last five years of each principal executive officer of your manager. Refer to instruction 1 to Item 24 of Form S-11.

        In response to the Staff's comment, the Company has revised the disclosure on page 78.

Our Strategy, page 70

65.
On page 71, please explain briefly why most agency-backed RMBS generally do not meet your investment criteria. We have the same comment with respect to corporate loans and CMBS, discussed on page 72.

        In response to the Staff's comment, the Company has revised the disclosure on pages 81 and 82.

66.
Where relevant, please indicate, pursuant to Item 12 of Form S-11, whether you have (and if so the extent to which you have in the last three years) engaged or will engage in any of the activities listed there. We note that you have already discussed your borrowing policies in detail. However, under instruction 1, you are required to discuss each item even if you do not intend to engage in a listed activity.

        In response to the Staff's comment, the Company has revised the disclosure on page 80.

Our Investment Process, page 73

67.
Please disclose on page 74 how often your manager's investment committee rejects opportunities presented by your manager's professionals and what criteria it applies to determine whether the professionals have done sufficient diligence on an investment. Also, please disclose whether this committee reviews investments for other clients of your manager or KKR affiliates.

        In response to the Staff's comment, the Company has revised the disclosure on pages 84 and 85.

68.
With regard to your investment guidelines discussed on page 74, please be sure to provide the following information called for by Item 13 of Form S-11:

•
whether your interests in real estate will focus on a particular geographic area (it appears that they will not);

•
whether your interests in commercial real estate will focus on a particular area (i.e., office complexes or rental units);

•
whether it is your policy to acquire assets for primarily capital gain or income; and

•
with regard to your investment in equity securities, discussed briefly on page 73, the information called for by Items 13(c) and (d) of Form S-11.

  In response to the first bullet of the Staff's comment, the Company has revised the disclosure on page 28. In response to the second bullet point of the Staff's comment, the Company respectfully submits that disclosure on whether the Company's interests in real estate will focus on a type of real estate is not useful disclosure to a potential investor, in light of the nature of investments that the Company will consider. The Company does not invest directly in real estate assets such as office complexes or rental units and therefore over-reliance on particular types of real estate is not something that is likely to influence the Company's investment process. In addition, the Company has included disclosure in the prospectus on the range of investments it may consider and, given this range, the Company further submits that over-reliance on particular types of real estate by any one entity in which the Company invests is unlikely to be material to the operations of the Company.

In response to the third bullet point of the Staff's comment, the Company has revised the disclosure on page 85.

In response to the fourth bullet point of the Staff's comment, the Company has revised the disclosure on page 83.

Competitive Advantages, page 75

69.
In order to provide balanced disclosure, please (a) identify your major competitors on page 88 (it appears to us that investors may find it difficult to assess your "competitive" advantages without knowing who your key competitors are); and (b) discuss your competitive weaknesses in equal detail. In revising your disclosure, please consider:

•
whether KKR or your investment committee or board has experience with leveraged real estate-backed investments;

•
how much emphasis to place on the value of KKR's "dealflow" and private equity investments in light of REIT restrictions;

•
whether participation in KKR's "proprietary" transactions is only at KKR's discretion and how such participation would, in any event, be apportioned; and

•
whether your assets are "diversified," in the typical meaning of that word, given your heavy focus on floating rate residential mortgages and in light of REIT restrictions.

In general, where you claim preferred access to sources of investment or funding through your manager or a manager's affiliate, please provide specific examples of such relationships. Also, be sure to limit description of your manager's prior achievements to area of immediate relevance to operating your business.

        In response to the Staff's comment, the Company has revised the disclosure on page 100.

Staffing, page 88

70.
We note from page 96 that your manager will provide you with a CFO who will be dedicated full time to your business and that your other officers will devote time to you that your board deems necessary. Please disclose here how much time you believe that will be. Also, please clarify how many of your manager's 30 employees will work on your business, full or part-time, and specifically identify the number of full-time employees dedicated to due diligence, investment management and interest rate risk assessment and monitoring.

        In response to the Staff's comment, the Company has revised the disclosure on pages 100 and 101.

Our Manager and the Management Agreement, page 89

71.
Pursuant to Item 401(e) of Reg. S-K, please provide the following additional information about your manager's officers:

•
a more complete description of Mr. Fanlo's positions held at Wells Fargo since 1995, including the relevant dates for each;

•
a more complete description of Mr. Netjes's positions held at Wells Fargo since 1997, including the relevant dates for each, and the period he was with Sutter Advisors;

•
a more complete description of Mr. Netjes's positions held at Wells Fargo since 2002, including the relevant dates for each, and the period she was with Brobeck;

•
more complete disclosure of Mr. Hazen's employment since 1998 (including after his retirement from Wells Fargo in 2001);

•
a more complete description of Mr. Stuart's positions and duties with KKR;

•
a more complete description of Mr. Nuttall's positions and duties with KKR;

        In response to the Staff's comment, the Company has revised the disclosure on pages 102, 103 and 104.

Management Fees and Incentive Compensation, page 96

72.
On page 98, please explain why you have less time (5 days) to review the incentive fee calculation than the base fee (20 days).

The Company respectfully submits that the Company has the same period of time to review the calculation of the base management fee as it does to review the calculation of the incentive compensation. On page 110 of the prospectus the disclosure states that the base management fee will be calculated by our Manager within fifteen business days after the end of each month and such calculation will be promptly delivered to the Company. The Company is then obligated to pay the base management fee within twenty business days after the end of each month. Therefore, the Company has five business days to pay the base management fee after receipt of the calculation. The Company respectfully submits that this is consistent with the period of time in which the Company must pay the incentive compensation as disclosed on page 111 of the prospectus.

Management of the Company, page 99

Our Directors and Executive Officers, page 99

73.
Pursuant to Item 401(e) of Reg. S-K, please provide more detailed dates of employment for Messrs. deRegt and Hubbard going back at least five years and Mr. Licht's employment by Wells Fargo since 2001.

        In response to the Staff's comment, the Company has revised the disclosure on pages 112 and 113.

Corporate Governance Compensation Committee, page l01.

74.
Supplementally, please explain how this committee will review compensation of your officers since you have no employees. Likewise, please explain how it will administer the issuance of stock to your employees.

The Company respectfully advises the Staff that the compensation committee was appointed by the Board to assist in discharging the responsibilities of the Board relating to the compensation of the Company's directors in their role as directors of the Company, to monitor the ongoing performance of our manager under the management agreement and to make recommendations to the Board in relation to equity-based awards to our manager.

To the extent the Company has employees in the future, the compensation committee will review the compensation of employees and make recommendations to the Board in relation to the Company's incentive-compensation plans and equity-based plans.

Corporate Governance-Executive Compensation, page 102

75.
We note from page 103 that you cannot disclose officer salaries because the officers do not perform your work on a dedicated basis. It appears that you CFO will be dedicated, so his salary information should be disclosed, where appropriate.

The Company respectfully submits to the Staff that it has been informed by the Manager that the Manager does not pay compensation to the Company's chief financial officer for the services performed for the Manager by such individual. Accordingly, no disclosure has been provided in response to the Staff's comment.

2004 Stock Incentive Plan, page 103

Questions and Restricted Stock Awards, page 104

76.
Where appropriate, please provide the disclosure required by Item 201(d)(1) and, as applicable, Items 402(c)-(f) of Reg. S-K for issuances to your manager, individual executives of your manager, and your directors.

The Company respectfully submits that disclosure pursuant to Item 201(d)(1) of Regulation S-K is not required on the basis of instruction 9 to paragraph (d) of Item 201, which states that except where it is part of a document that is incorporated by reference into a prospectus, the information required by that paragraph need not be provided in any registration statement filed under the Securities Act. In addition, the Company has already provided disclosure on its 2004 Stock Incentive Plan on pages 116 and 117 of the prospectus.

In addition, the Company respectfully submits that disclosure pursuant to Items 402(c), (d), (e) and (f) of Regulation S-K is not required on the basis that the Company has not granted any options or stock appreciation rights to any named executive officer, the Company has not granted any awards under a long-term incentive plan to any named executive officer and the Company does not have any pension plan that would require disclosure under Item 402(f).

Certain Relationships and Related Party Transactions, page 107

77.
Please expand your discussion to include:

•
the recent dividend to related parties;

•
equity grants (by you directly or through your manager) to executives of your manager (to the extent known);

•
and any payments (including dividend payments) received by Citigroup or any affiliate (other than as fees related to this offering).

        Be specific as to the identities of parties receiving payments and the amounts of those payments.

        In response to the Staff's comment, the Company has revised the disclosure on pages 120, 121, 122, 123 and 170.

78.
On page 108, please clarify what you mean where you state that your manager may at either your or its discretion enter into an agreement with your TRS so long as the overall economics of your management arrangement do not change. Does this mean that your manager may contract with your TRSs over your objection? Does this mean that your manager may make nothing in addition to the management agreement, even if it performs work for your TRS? Also, please explain what your manager might do for your TRS.

        In response to the Staff's comment, the Company has revised the disclosure on page 122.

Relationships with KKR, page 108

79.
Please describe the investments with more specificity and provide the disclosure called for by instruction 5 to Item 404(a) of Reg. S-K and, if applicable, the additional information required by Item 23 to Form S-11.

In response to the Staff's comment, the Company has provided additional disclosure relating to such investments on page 122.

The Company respectfully submits that additional disclosure pursuant to instruction 5 to Item 404(a) of Regulation S-K is not required on the basis of the statement in such instruction that disclosure is required only when "describing any transaction involving the purchase or sale of assets by or to the registrant or any of its subsidiaries, otherwise than in the ordinary course of business...." Therefore, the Company believes that the disclosure required by Item 404(a) of Regulation S-K is not applicable to its investments in entities affiliated with KKR as, consistent with the disclosure on page 122, all of these investments are made in the ordinary course of the Company's business. Similarly, no additional information is required by Item 23 of Form S-11.

Security Ownership of Certain Beneficial Owners and Management, page 110

80.
Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.

        The Company has revised the disclosure on page 124 in response to the Staff's comment.

81.
Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

        In response to the Staff's comment, the Company has revised the disclosure on pages 124 and 125.

82.
Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•
how long the selling shareholders have held the securities;

•
the circumstances under which the selling shareholders received the securities;

•
the selling shareholders' relationship to the issuer;

•
the amount of securities involved;

•
whether the sellers are in the business of underwriting securities; and

•
whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•
the seller purchased in the ordinary course of business; and

  •
  at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company respectfully submits to the Staff that the resale of shares of its common stock by one or more affiliates of broker-dealers should not be considered an indirect primary offering. First, of the selling stockholders listed on page 127, only one has identified itself as an affiliate of a broker-dealer, with the number of shares to be sold totaling 350,000 (representing less than 0.5% of both the number of shares outstanding and the number of shares anticipated to be sold in the offering). Second, the identified selling stockholder has held the shares since August 2004, having received the securities in transactions exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act. Further, the identified selling stockholder does not have any relationship with the Company and, to the Company's knowledge, is not in the business of underwriting securities. Finally, the identified selling stockholder has represented to the Company that the offered shares were purchased by such selling stockholder in the ordinary course of business and that at the time of such purchase, such selling stockholder had no arrangements or understandings, directly or indirectly, with any person to distribute such shares. Accordingly, the Company maintains that under all the circumstances it does not appear that the identified selling stockholder is acting as a conduit for the issuer.

In response to the second part of the Staff's comment, the Company has included the requested disclosure relating to the identified selling stockholder on pages 124 and 125.

Federal Income Tax Consequences of Our Qualification as a REIT, page 113

Requirements for Qualification, page 116

83.
On page 117, with respect to your offshore TRSs:

•
please disclose whether the TRS elected for CLO 2005-1 has the right to retain income or whether it must make distributions to you;

•
please identify the third parties (if any) who have contributed or will contribute equity interests to this TRS and disclose your and their relative interests in it;

•
with respect to this or any future TRS formed in connection with a CLO or CDO, please explain thoroughly how interests in and payments by the TRS would be allocated to third parties and, to the extent material, disclose how much of the TRS you must own in order for it qualify as a TRS under applicable tax law;

•
please explain this structure briefly in your summary, with an eye toward disclosing risk related to investor dividends and tax issues, and confirm supplementally that your tax opinion will cover the tax-exempt status of your offshore TRSs.

        In response to the Staff's comment, the Company has revised the disclosure on page 134.

In addition, the Company have supplementally provided to the Staff a form of the tax opinion, from Hunton & Williams LLP, that will be filed with the IPO Registration Statement supporting the tax matters and consequences to the shareholders as described in the filing.

Underwriting, page 150

84.
Please identify any underwriter that intends to sell to discretionary accounts and provide an estimate of the amount of securities to be sold. Refer to Item 508(j) of Reg. S-K.

        In response to the Staff's comment, the Company has revised the disclosure on page 167.

85.
Please attach as exhibits to your registration statement all lock-up agreements and be specific in your disclosure as to who has agreed to lock up their shares.

The Company respectfully advises the Staff that of the lock-up agreements described on page 165, 167 and 168 of the IPO Registration Statement, the 180-day lock-ups will be set forth in the form of Underwriting Agreement that will be filed as an exhibit to a subsequent amendment to the IPO Registration Statement; the 60-day lock-up applicable to the selling stockholders will be set forth in the form of Underwriting Agreement that will be filed as an exhibit to a subsequent amendment to the IPO Registration Statement; and the 60-day lock-up agreement applicable to stockholders who purchased common stock in the Company's August 2004 private placement and who are not selling stockholders in this offering is set forth in Section 7, and a 60-day lock-up agreement applicable to the selling stockholders is set forth in Section 2(b)(iii), of the Registration Rights Agreement that was filed as exhibit 4.2 to the IPO Registration Statement.

The prospectus has been revised to indicate that lock-ups will be applicable to the Company, certain affiliates of KKR, the Manager, the officers and directors of the Company, the officers of the Manager, Citigroup Global Markets Inc., Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC, Lehman Brothers Inc. and Friedman, Billings, Ramsey & Co., Inc. (or, in certain cases, their affiliates), the selling stockholders and the other stockholders who own common stock sold in the Company's August 2004 private placement. The Company supplementally advises the Staff that the affiliates of KKR referred to in this disclosure are two investment vehicles established for certain members, employees and other parties related to KKR. The Company further advises the Staff that the persons who will be subject to the foregoing lock-ups will own 100% of the shares of common stock outstanding immediately prior to this offering.

The Company also advises the Staff that any investors who acquire shares in the directed share program will be required to sign a lock-up agreement. Please see the Company's response to Comment 86 for further information regarding these lock-up agreements. Disclosure regarding the lock-up agreements to be required in connection with the directed share program has been added on page 168 of the IPO Registration Statement.

86.
We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Citigroup Global Markets Inc. ("Citigroup") will be administering the directed share program. The materials that will be used for the directed share program represent Citigroup's form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff and these materials will be provided to the Staff supplementally at a later date.

Please note that the Company is preparing a list of persons whom the Company would like to invite to participate in a directed share program.

Representatives of the Company and the underwriters have agreed to reserve for the directed share program an amount to be agreed upon but not to exceed 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such persons and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently intends to invite all of its directors and all of the directors, officers and employees of affiliates of KKR Financial Advisors LLC (the "Manager") or officers of our Manager and certain other persons who are otherwise associated with the Company to participate in the directed share program. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 180 days after the date of the prospectus (subject to possible extension by up to an additional 34 days under the circumstances described in the prospectus under "Underwriting"), such purchaser will not, without prior written consent of Citigroup, dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser in the directed share program will be required to sign the Lock-Up Agreement and submit it to Citigroup. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement as the Company's officers and directors. However, the Lock-Up Agreement for the directed share participants will also contain substantially the following additional language:

    "The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors, and assigns. The undersigned further understands that this Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any shares of Common Stock to the undersigned."

The form of the lock-up agreement to be executed by the officers and directors will be included as an exhibit to the Company's form of Underwriting Agreement, which will be filed by amendment to the IPO Registration Statement.

The Company and Citigroup will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup will handle the mechanics of distributing the shares.

Citigroup and the Company will employ the following procedures in making the offering under the directed share program:

•
the Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed;

•
if the potential investor has an interest in purchasing shares in the proposed offering, the investor must complete and mail, fax or deliver (a registered representative of Citigroup will be at the Company's executive offices on specified dates to accept such delivery) the Indication of Interest ("IOI") Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form, the Form W-9 and the Lock-Up Agreement so that they are received by Citigroup on a specified date;

•
when the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person's account number;

  •
  Citigroup will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale;

  •
  full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup does not receive the potential purchaser's payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market. In that regard, although potential investors in the directed share program who do not already have accounts with Citigroup are required to establish accounts before the effective date, they are not required to put any funds in these newly established accounts prior to the effective date, nor does Citigroup require payment of the purchase price of any shares sold through the directed share program until the offering has priced following effectiveness;

  •
  the Company and Citigroup have not determined whether participants based in the United States will be allowed to participate through a website maintained by Citigroup. If the website is used, the website will be designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form, the Form W-9 and the Lock-Up Agreement. If the website is used, participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

The Company and Citigroup currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•
a cover letter to potential purchasers from Citigroup, the administrative agent;

•
a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•
an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

•
an IPO Questionnaire to be completed, signed and returned to Citigroup by the potential purchaser (other than officers and directors of the Company and, possibly, officers, directors and employees of certain affiliates), which will be used to help Citigroup determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•
a New Account Form to be completed by the potential purchaser in order to allow Citigroup to open an account for the potential purchaser (a potential purchaser must have a Citigroup account in order to participate in the directed share program);

•
a Form W-9 to be completed, signed and returned to Citigroup by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup with the potential purchaser's taxpayer identification and certification;

•
a Lock-Up Agreement as described above; and

  •
  a copy of the preliminary prospectus.

A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, will be provided to the Staff supplementally at a later date.

The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the IPO Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the IPO Registration Statement.

As described in the directed share program materials to be provided supplementally when available, the Company and Citigroup will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•
ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134;

•
requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup until the IPO Registration Statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser's confirmation of his or her intention to purchase shares is given after the effective date of the IPO Registration Statement;

•
providing that a potential purchaser's submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares;

•
if the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

87.
On page 152, please indicate whether you considered PORTAL sales in setting the offering price.

The Company respectfully advises the Staff that sales of PORTAL-eligible shares of our common stock will not be considered in setting the offering price. The Company further notes that, as disclosed on page 43, the Company has not been able to obtain comprehensive historical trading data with respect to its PORTAL-eligible common stock. In light of that fact, and the fact that other factors considered in setting the offering price are already described on page 169 of the IPO Registration Statement, the Company respectfully submits that the current disclosure is adequate.

88.
We note from page 153 that your underwriters have performed investment banking and advisory services for you. Please identify which ones and describe those services, to the extent you have not already done so in connection with your discussion of conflicts of interest. See Item 508(a) of Reg. S-K.

        In response to the Staff's comment, the Company has revised the disclosure on page 170.

89.
We note from page 153 that you may market this offering online. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the Internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division's Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, please promptly supplement your response to identify those members.

The Company respectfully advises the Staff that Citigroup intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Citigroup currently intends to use i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2005.

It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup has advised the Company that none of the agreements Citigroup has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the IPO Registration Statement is declared effective.

Consistent with this procedure, the following language has been included in the "Underwriting" section of the IPO Registration Statement:

"A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders."

The Company has been advised by Citigroup, the lead manager, that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the IPO Registration

  Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the IPO Registration Statement.

To address the Staff's concerns, Citigroup will include in a communication to the syndicate the following:

"The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of KKR Financial Corp. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission."

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

90.
Supplementally, please tell us whether you or the underwriters have any arrangements with a third party to host your preliminary prospectus on the Internet. If so, please identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on the web site(s). If you subsequently enter into any such arrangements, promptly supplement your response.

In response to the Staff's comment, the Company respectfully advises the Staff that neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described in the response to Comment 89 regarding Citigroup's use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with Citigroup, Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

Information Not Required In Prospectus

Recent Sales of Unregistered Securities

91.
Supplementally, please tell us how many "accredited investors" purchased shares from you in private placements on August 12, 2004, and on August 19, 2004. We may have additional comments.

The Company respectfully advises the Staff that 585 "accredited investors" (as defined in Rule 501 under the Securities Act) purchased 19,899,175 shares of our common stock on August 12, 2004 and 39 "accredited investors" purchased 1,591,150 shares of our common stock on August, 19, 2004. The Company has revised the disclosure on page II-1 to clarify the nature of these transactions.

92.
With respect to the issuance to your manager:

•
Please include the option grant(s) in your discussion.

•
Please quantify the value of all issuances to your manager and directors.

•
We note from Section 8 of your management agreement that your manager may allocate stock or options to its officers and directors at its discretion. Please disclose all such allocations to date, including the amount involved and date made.

•
Supplementally, please disclose whether or not the recipients are locked up like the manager and explain how the manager's ability to make such allocations comports with your claimed exemption under Section 4(2) for the issuance to your manager. Among other things, your analysis should tell us why your manager should not be seen to have acquired shares with a view toward distribution.

In response to the Staff's comment, the Company has revised the disclosure on page II-1. In addition, the Company respectfully submits that the restricted shares of Common Stock and options to purchase shares of Common Stock granted to the Manager in August 2004 continue to be held in full by the Manager. No allocations of either stock or options have been made by the Manager to date, although it is likely that allocations of options will be made by the Manager in the future. In such event, the Company would require that the allocation be made in accordance with applicable federal and state securities laws and the underwriters would require the recipient thereof to enter into a lock-up agreement similar to that executed by the Manager.

The Company therefore respectfully submits to the Staff that, notwithstanding the referenced language from Section 8 of the Management Agreement, the August 2004 grants of options and restricted shares to the Manager qualified for the exemption from registration afforded by Section 4(2) of the Securities Act. With respect to whether the Manager acquired the awards with a view towards distribution, the Company submits that the Manager has demonstrably evidenced its assumption of the economic risk of investment through its continued holding of the securities. Moreover, notwithstanding the "at its discretion" language from Section 8 of the Management Agreement, the Company has taken appropriate steps to ensure that the grants will not become a conduit for a wider distribution of the securities. In particular, the shares granted to the Manager contain legends restricting transfer without prior registration under the Securities Act or unless an exemption from registration is available and such transfer, in the opinion of counsel for the transferor, will not constitute or result in a violation of the Securities Act or any applicable state law. Finally, the Company maintains that the other facts and circumstances support a conclusion of a valid 4(2) private placement. Specifically, (i) the Manager was sufficiently sophisticated to be able to understand and bear the risks of the investment, (ii) the Manager was provided access to the type of information necessary to make an informed business decision, (iii) the grant to the Manager was made without any general solicitation or advertising and (iv) the Manager was the sole person or entity to receive such grants of awards.

Consolidated Financial Statements

93.
Please revise to present pro forma per share data reflecting the offering proceeds to cover the distribution amount and balance sheet data to reflect an accrual for the distribution to be paid on April 18, 2005. Refer to SAB Topic 1B.3.

        In response to the Staff's comment, the Company has revised the disclosure on page F-3.

Consolidated Statements of 0perations, page F-4

94.
Please revise your presentation to classify share based compensation within the relevant categories on the face of the income statement and not separately.

        In response to the Staff's comment, the Company has revised the disclosure on page F-4.

Note 2—Basis of Presentation, page F-7

95.
Expand your disclosure to clarify your consolidation policy. In that regard, when you disclose that the Company consolidates all entities that it controls, please clarify the criteria by which you assess control as well as your basis for consolidation (e.g., wholly-owned by KKR Financial, etc.).

        In response to the Staff's comment, the Company has revised the disclosure on page F-7.

Note 3—Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

96.
We note that the cash and investments held within the CLO entities is to be used solely for the business purposes of the CLO and is not available to KKR Financial or its creditors or stockholders. Please expand to disclose and describe significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted. Also indicate the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds. Reference is made to Rule 4-08 of Regulation S-X.

        In response to the Staff's comment, the Company has revised the disclosure on page F-8.

Note 5—Loans, page F-14

97.
Please expand your discussion and disclose the average life of your loans, or the range thereof.

        In response to the Staff's comment, the Company has revised the disclosure on page F-14.

Schedule IV—Mortgage Loans on Real Estate

98.
Please revise to include Schedule IV—Mortgage Loans on Real Estate as required by Rule 5-04 of Regulation S-X.

        In response to the Staff's comment, the Company has revised the disclosure on page F-15.

* * * * * * *

        Please call me (212-455-2948) or Andrew J. Sossen (212-455-7279) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,
/s/ JOSEPH H. KAUFMAN Joseph H. Kaufman

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Form S-11 filed April 15, 2005